Exhibit 99.1

Medigus: Jeffs’ Brands Signs a Non-Binding Letter of Intent to acquire a 70% in a Laser-based Technology Company Developing Defense Solutions Against Drone-based Visual Systems

The technology solutions aim to neutralize visual systems such as cameras that are installed on drones, unmanned and manned aircrafts as well as other devices with visual systems

Tel Aviv, Israel, Dec. 14, 2023 (GLOBE NEWSWIRE) -- Medigus Ltd. (Nasdaq: MDGS), a technology company engaged in advanced medical solutions, innovative internet technologies, and electric vehicle and charging solutions, announced today that Jeffs’ Brands Ltd. (“Jeffs’ Brands”) (owned 34.87% by Medigus) a data-driven E-commerce company operating on the Amazon Marketplace, has entered into a non-binding letter of intent (“LOI”) with Sky Growth Partners Ltd. (“Sky Growth”), to invest in an innovative Digital Light Processing (DLP) laser-based system for drone countermeasure solutions, initially for the defense sector (the “Investment”).

According to the LOI, Sky Growth will establish and transfer all of its rights in the technology to a new Israeli company that will develop, manufacture and market the technology (“NewCo”). Following an investment of $2 million by Jeffs’ Brands, it will hold a 70% equity interest in NewCo. In addition, pursuant to the terms of the LOI, Jeffs’ Brands will establish a credit line of up to $250,000 bearing an annual interest of 8% for the utilization by NewCo for a limited time period, subject to certain conditions as to be approved by the parties. The LOI also includes certain milestone conditions that if achieved by NewCo, will grant the founders, for no additional consideration, additional equity interests in NewCo.

NewCo plans on developing a technological system based on a pending patent. According to the LOI, NewCo will develop, manufacture and market an electro-optical defense system, based on a laser combined with DLP, which, upon the successful completion of its development, will provide a stationary or mobile dynamic protection system to disrupt the operation of cameras located on drones and unmanned or manned aircrafts that are remotely operated.

The system will be able to neutralize any visual systems such as cameras that are installed on drones and other aerial and non-aerial objects. The laser-based system will potentially be in use for defense and commercial applications, such as: neutralizing drone attacks, protecting against commercial espionage, strategic infrastructure protection and more.

The Investment is subject to the successful completion of due diligence by both parties, the execution of binding definitive agreements with respect to the Investment and compliance with any regulatory requirements and approvals.

About Medigus

Based in Israel, Medigus Ltd. (Nasdaq: MDGS) is a technology company focused on innovative growth partnerships, mainly in advanced medical solutions, digital commerce and electric vehicle markets. Medigus’ affiliations in the medical solutions arena include ownership in Polyrizon Ltd. The Company’s affiliates in digital commerce include Gix Internet Ltd., Jeffs’ Brands Ltd. and Eventer Technologies Ltd. In the electric vehicle market, Charging Robotics Ltd. and Revoltz Ltd., by way of Fuel Doctor Holdings, Inc. are also part of the Company’s portfolio of technology solution providers. To learn more about Medigus’ advanced technologies, please visit http://www.medigus.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Medigus’ current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed in any filings with the SEC. Except as otherwise required by law, Medigus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Medigus is not responsible for the contents of third-party websites.

Company Contact:

Tali Dinar

Chief Financial Officer

+972-8-6466-880

ir@medigus.com

Investor Relations Contact:

Michal Efraty

Investor Relations, Israel

+972-(0)52-3044404

michal@efraty.com